UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 000-32611

/X/ Form 10-K /_/ Form 20-F /_/ Form 11-K /_/ Form 10-QSB /_/ Form N-SAR

For Period Ended: December 31, 2001

(Check One):

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



Copies of Communications Sent to:

                                    Mintmire & Associates
                                    265 Sunrise Avenue, Suite 204
                                    Palm Beach, FL 33480
                                    Tel: (561) 832-5696
                                    Fax: (561) 659-5371

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART 1 -- REGISTRANT INFORMATION

                                   ASGA, Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                           660 South Hughes Boulevard
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            Address of Principal Executive Office (Street and Number)

                            Elizabeth City, NC 27909
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001 could not be filed within the prescribed time period because the audit could not be completed by the Registrant's independant auditor without unreasonable effort and expense.

                           ART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Donald F.  Mintmire, Esq.        (561)                 832-5696
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(Name)                           (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.


                                   SIGNATURES



                                   ASGA, Inc.
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                  (Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 1, 2002    By:     /s/ Tom Kidd
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                               Tom Kidd, President, CEO & Director

                               /s/ Vera L. Harrell
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                               Vera L. Harrell, Secretary